UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

 Commission File Number: 001-38673

Arco Platform Ltd.

(Exact name of registrant as specified in its charter)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

TABLE OF CONTENTS

ITEM
1.	Unaudited Interim Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2019

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2019

Arco Platform Limited

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2019 and December 31, 2018

(In thousands of Brazilian reais)

	Notes	March 31, 2019	December 31, 2018
Assets		(unaudited)
Current assets
Cash and cash equivalents	3	4,357	12,301
Financial investments	4	832,956	806,789
Trade receivables	5	151,159	136,611
Inventories	6	13,768	15,131
Taxes recoverable	7	16,770	11,227
Other assets		4,665	6,091
Total current assets		1,023,675	988,150

Non current assets
Financial instruments from acquisition of interests	13	21,261	26,630
Deferred income tax	21	112,647	99,460
Taxes recoverable	7	1,033	1,033
Financial investments	4	4,421	4,370
Loans to related parties	8	15,378	1,226
Other assets		4,812	1,060
Investments and interests in other entities	9	11,370	11,862
Property and equipment	10	13,738	13,347
Right-of-use assets	11	18,403	-
Intangible assets	12	178,339	187,740
Total non current assets		381,402	346,728

Total assets		1,405,077	1,334,878

Liabilities
Current liabilities
Trade payables		13,970	14,845
Labor and social obligations		20,513	15,888
Advances from customers		26,332	5,997
Lease liabilities	11	4,232	-
Taxes and contributions payable		1,922	2,555
Income taxes payable		18,134	17,294
Financial instruments from acquisition of interests	13	-	51
Accounts payable to selling shareholders	14	841	830
Other liabilities		127	428
Total current liabilities		86,071	57,888
Non current liabilities
Financial instruments from acquisition of interests	13	21,594	25,046
Lease liabilities	11	17,410	-
Provision for legal proceedings	25	210	131
Deferred income tax	21	1,167	1,378
Accounts payable to selling shareholders	14	187,201	180,551
Total non current liabilities		227,582	207,106
Total liabilities		313,653	264,994

Equity
Share capital	16	10	10
Capital reserve		1,081,261	1,089,505
Share-based compensation reserve		67,487	67,350
Accumulated losses		(57,334)	(86,687)
Equity attributable to equity holders of the parent		1,091,424	1,070,178
Non-controlling interests		-	(294)
Total equity		1,091,424	1,069,884

Total liabilities and equity		1,405,077	1,334,878

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian reais, except earnings per share)

	Notes	March 31, 2019	March 31, 2018
		(unaudited)	(unaudited)

Net revenue	18	117,055	113,634
Cost of sales	19	(21,869)	(25,840)

Gross profit		95,186	87,794

Selling expenses	19	(36,135)	(24,312)
General and administrative expenses	19	(20,832)	(13,695)
Other income, net		3,359	3,648

Operating profit		41,578	53,435

Finance income	20	16,956	3,709
Finance costs	20	(16,481)	(3,925)
Finance result	20	475	(216)

Share of loss of equity-accounted investees	9	(492)	(65)

Profit before income taxes		41,561	53,154
Income taxes - income (expense)
Current		(18,252)	(14,808)
Deferred		7,532	2,045
	21	(10,720)	(12,763)

Profit for the period		30,841	40,391

Other comprehensive income for the period		-	-
Total comprehensive income for the period		30,841	40,391

Profit attributable to
Equity holders of the parent		30,841	40,539
Non-controlling interests		-	(148)

Basic earnings per share - in Brazilian reais	17
Class A		0.61	0.81
Class B		0.61	0.81
Diluted earnings per share - in Brazilian reais	17
Class A		0.59	0.77
Class B		0.59	0.78

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Unaudited interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
			Earnings reserves
	Share capital	Capital reserve	Legal reserve	Retained earnings reserve	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2017	55,897	160,682	8,165	73,827	7,053	-	305,624	111	305,735
Change in accounting policy (IFRS 9)	-	-	-	-	-	(4,307)	(4,307)	-	(4,307)
Profit for the period	-	-	-	-	-	40,539	40,539	(148)	40,391
Total comprehensive income	-	-	-	-	-	40,539	40,539	(148)	40,391
Impact from equity transactions of non-controlling interests	-	-	-	-	-	-	-	78	78
Share-based compensation plan	-	-	-	-	343	-	343	-	343
Balances at March 31, 2018 (unaudited)	55,897	160,682	8,165	73,827	7,396	36,232	342,199	41	342,240

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity

Balances at December 31, 2018	10	1,089,505	67,350	(86,687)	1,070,178	(294)	1,069,884
Change in accounting policy – IFRS 16 (Note 2.3)	-	-	-	(1,488)	(1,488)	-	(1,488)

Profit for the period	-	-	-	30,841	30,841	-	30,841
Total comprehensive income	-	-	-	30,841	30,841	-	30,841
Shares issued – stock option plan (Note 15)	-	1,218	-	-	1,218	-	1,218
Corporate restructuring (Note 2.2)	-	(9,462)	-	-	(9,462)	-	(9,462)
Non-controlling interest	-	-	-	-	-	294	294
Share-based compensation plan - International School	-	-	137	-	137	-	137

Balances at March 31, 2019 (unaudited)	10	1,081,261	67,487	(57,334)	1,091,424	-	1,091,424

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2019 and 2018

(In thousands of Brazilian reais)

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)
Operating activities
Profit before income taxes for the period	41,561	53,154
Adjustments to reconcile profit before income taxes
Depreciation and amortization	7,240	4,374
Inventory reserves	2,228	2,096
Allowance for doubtful accounts	1,653	3,534
Residual value of property and equipment and intangible assets disposed	102	138
Changes in fair value of derivative instruments	1,866	(1,607)
Share of loss of equity-accounted investees	492	65
Share-based compensation plan	137	343
Accrued interest	5,942	2,080
Interest in lease liabilities	395	-
Provision for legal proceedings	79	-
Foreign exchange income	(76)	-
Alienation of investment	(3,288)	-
Changes in assets and liabilities
Trade receivables	(16,201)	(15,862)
Inventories	36	2,279
Taxes recoverable	(4,972)	(883)
Other assets	1,952	(294)
Trade payables	686	(592)
Labor and social obligations	4,774	300
Taxes and contributions payable	(572)	284
Advances from customers	20,828	3,007
Other liabilities	(301)	(1,848)

Cash generated from operations	64,561	50,568

Income taxes paid	(18,035)	(16,340)
Net cash flows from operating activities	46,526	34,228

Investing activities
Acquisition of property and equipment	(2,793)	(930)
Acquisition of subsidiaries, net of cash acquired	-	(8,045)
Acquisition of intangible assets	(11,492)	(1,855)
Financial investments	(26,291)	(20,286)
Loans to related parties	(14,000)	-
Net cash flows used in investing activities	(54,576)	(31,116)

Financing activities
Capital increase	1,218	-
Share issuance costs	(673)	-
Payment of lease liabilities	(515)	-
Net cash flows from financing activities	30	-

Foreign exchange effects on cash and cash equivalents	76	-

Increase (decrease) in cash and cash equivalents	(7,944)	3,112

Cash and cash equivalents at the beginning of the period	12,301	834
Cash and cash equivalents at the end of the period	4,357	3,946
Increase (decrease) in cash and cash equivalents	(7,944)	3,112

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018. Arco became the parent company of Arco Educação S.A. (“Arco Brazil”) through the completion of the corporate reorganization described below.

Arco Brazil is the holding company of the operating subsidiaries, including EAS Educação S.A. (“EAS”), which provides educational content from basic to secondary education (“K-12 curriculum”). Since 2015, the Company has been investing in technology and its printed methodology evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities also comprise the editing, publishing, advertising and sale of educational content for private schools.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on May 17, 2019.

Corporate reorganization and initial public offering

On February 19, 2018, the Company’s controlling shareholder SASPAR was merged by GA Holding, streamlining the shareholding structure and the resulting entity was Arco Brazil. As a result of this transaction, EAS became a wholly owned subsidiary of Arco Brazil and the shareholders of GA Holding and SASPAR became shareholders of Arco Brazil with the same percentage ownerships they held in EAS prior to the reorganization.

On April 12, 2018, Arco was incorporated in the Cayman Islands, for the purposes of its initial public offering (“IPO”). At the time of the incorporation, the Founding Shareholders (through OSC Investments Ltd. and ASCN Investments Ltd., both based in Cayman Islands) and General Atlantic Arco (Bermuda) L.P. (“GA Entity”) held 7,476,705 shares of Arco Brazil, which were all of the shares of Arco Brazil, and Arco Brazil holds all the shares of EAS, the principal operating company.

On September 14, 2018, the Founding Shareholders and the GA Entity contributed all of their shares in Arco Brazil to Arco. In return for this contribution, Arco issued 27,658,290 new Class B common shares to the Founding Shareholders and 9,725,235 new Class A common shares to the GA Entity in a one-to-five exchange for the shares of Arco Brazil contributed to Arco.

On September 14, 2018, the director Alberto Menache and his spouse, Fabiana Menache, through Alfaco Holding Inc. (“Alfaco”), a company incorporated in the British Virgin Islands, and the shares of which Mr. and Mrs. Menache own 100%, purchased 99,725 Class A common shares of Arco, at a price equal to R$ 31.00 per share.

On September 28, 2018, Arco concluded its IPO of 12,777,777 Class A common shares (including pursuant to the exercise in full by the underwriters of their over-allotment option for 1,666,666 shares). The initial offer price was US$ 17.50 (R$ 71.00) per share. The shares are publicly traded on Nasdaq Global Select Market since September 25, 2018 under the symbol "ARCE”. The IPO proceeds including the exercise of the over-allotment option, amounted to approximately US$ 223,611 (R$ 895,182) and the share issuance costs totaled R$ 79,205.

2	Significant accounting policies

2.1	Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018 have been prepared in accordance with IAS 34 - Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2018.

The unaudited interim consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand, except when otherwise indicated.

2.2	Changes in the Company’s subsidiaries

During the three-month period ended March 31, 2019, the Company had the following changes in the corporate organization:

Novagaúcha Editora e Livraria Ltda. was merged by Barra Américas Editora Ltda. on March 31, 2019. The merger did not affect the consolidated financial statements.

On February 1, 2019 as a consequence of a corporate restructuring, EAS spin-off its investments in SAE Digital to a new holding company, which was subsequently merged by SAE Digital and its shares were issued to Arco Brazil. When EAS acquired SAE Digital, goodwill was treated as not deductible, however after this transaction SAE Digital has the tax benefit of the deductibility of the goodwill, which generates a future benefit and has recorded a deferred tax asset of R$ 5,135.

On January 2, 2019, the Company entered in an agreement to sell its shares on Escola de Aplicação São José dos Campos Ltda. to its minority shareholders, which is part of the Company’s Core segment. The transaction price of R$ 3,741 will be received in 16 quarterly installments from January 2022 to October 2025, adjusted by the IGP-M (Brazilian general market price index issued by the FGV – “Fundação Getúlio Vargas”).

2.3	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2018, except for the adoption of new standards effective as of January 1, 2019. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Company applies, for the first time on January 1, 2019, IFRS 16 Leases. As required by IAS 34, the nature and effect of these changes are disclosed below.

Other amendments and interpretations apply for the first time in 2019, but do not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

IFRS 16 - Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption IFRS 16 as at January 1, 2019 is as follows:

Assets
Right-of-use assets	20,102
Deferred tax assets	731
Total assets	20,833
Liabilities
Lease liabilities	22,321
Total liabilities	22,321
Total adjustment on equity:
Retained earnings	(1,488)

a)	Nature of the effect of adoption of IFRS16

The Company has lease contracts for properties. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Company did not have finance leases as of December 31, 2018. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Other assets and Trade payables, respectively. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Company.

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

✓	Used an intrinsic discount rate, according to the characteristics for each lease;

✓	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

✓	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

✓	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

✓	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Based on the foregoing, as at January 1, 2019:

✓	Right-of -use assets of R$ 20,102 were recognized and presented separately in the statement of financial position.

✓	Lease liabilities of R$ 22,321 were recognized;

✓	Deferred tax assets increased by R$ 731 because of the deferred tax impact of the changes in assets and liabilities;

✓	The net effect of these adjustments had been adjusted to accumulated losses (R$ 1,488).

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as at December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	27,397
Weighted average incremental borrowing rate as at January 1, 2019	7.35%
Discounted operating lease commitments at January 1, 2019	22,874
Less:
Commitments related to sale of Escola de Aplicação São José dos Campos Ltda.	(553)
Lease liabilities as at January 1, 2019	22,321

b)	Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

✓	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

✓	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

✓	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

✓	Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

• Whether an entity considers uncertain tax treatments separately

• The assumptions an entity makes about the examination of tax treatments by taxation authorities

• How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

• How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

The Company applies significant judgement in identifying uncertainties over income tax treatments.

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions. The Company applied the interpretation and did not have significant impact on the unaudited interim condensed consolidated financial statements.

3	Cash and cash equivalents

	March 31, 2019	December 31, 2018
	(unaudited)
Cash and bank deposits	335	366
Bank deposits in foreign currency (a)	3,359	3,615
Cash equivalents (b)	663	8,320
	4,357	12,301

(a)	Short-term deposits (mainly IPO proceeds) maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of March 31, 2019, the average interest on these CDB are equivalent to 55.0% (December 31, 2018: 61.7%) of the Interbank Certificates of Deposit (“CDI”). These funds are available for immediate use and have insignificant risk of changes in value.

4	Financial investments

	March 31, 2019	December 31, 2018
	(unaudited)
Financial investments (a)	835,715	810,812
Financial investments in foreign currency	1,312	-
Other	350	347
	837,377	811,159
Current	832,956	806,789
Non-current	4,421	4,370

(a)	Financial investments correspond to investments in funds managed by highly rated financial institutions. As of March 31, 2019, the average interest on these funds are equivalent to 99.6% (December 31, 2018: 100.9%) of the CDI.

5	Trade receivables

	March 31, 2019	December 31, 2018
	(unaudited)
From sales of educational content	164,056	146,114
From related parties (Note 8)	1,845	3,916
	165,901	150,030
(-) Allowance for doubtful accounts	(14,742)	(13,419)
	151,159	136,611

As of March 31, 2019, and December 31, 2018, the aging of trade receivables was as follows:

	March 31, 2019	December 31, 2018
	(unaudited)
Neither past due nor impaired	130,748	127,387
Past due	35,153	22,643

1 to 60 days	21,519	8,931
61 to 90 days	3,516	3,868
91 to 120 days	3,481	1,978
121 to 180 days	2,409	3,173
More than 180 days	4,228	4,693
	165,901	150,030

The movement in the allowance for doubtful accounts for the three-month periods ended March 31, 2019 and 2018, was as follows:

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)
Balance at beginning of the period	(13,419)	(4,533)
Change in accounting policy – IFRS 9	-	(5,757)
Additions	(1,653)	(3,534)
Receivables written off during the period as uncollectible	330	1,347
Balance at end of period	(14,742)	(12,477)

6	Inventories

	March 31, 2019	December 31, 2018
	(unaudited)
Educational content	5,475	8,335
Educational content in progress (a)	7,439	6,205
Consumables and supplies	388	286
Inventories held by third parties	466	305
	13,768	15,131

(a)	Costs being incurred to develop educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the three-month periods ended March 31, 2019 and 2018 was as follows:

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)
Balance at beginning of the period	(4,403)	(2,047)
Inventory reserve	(2,228)	(2,096)
Write-off of inventories against reserve	1,312	-
Balance at end of the period	(5,319)	(4,143)

7	Taxes recoverable

	March 31, 2019	December 31, 2018
	(unaudited)
Withholding Income Tax (IRRF) on financial investments	6,996	5,291
IRPJ and CSLL recoverable	9,395	5,520
PIS and COFINS recoverable	1,192	1,223
Other taxes recoverable	220	226
	17,803	12,260
Current	16,770	11,227
Non current	1,033	1,033

Withholding income tax (IRRF) will be utilized to offset federal taxes payable.

8	Related parties

The table below summarizes the balances and transactions with related parties:

	March 31, 2019	December 31, 2018
Assets	(unaudited)
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	1,845	3,916
	1,845	3,916

Loans to related parties
WPensar S.A. (b)	1,245	1,226
Loans - Geekie (c)	4,037	-
Debentures – Geekie (c)	10,096	-
	15,378	1,226

	March 31, 2019	March 31, 2018
Net revenue	(unaudited)	(unaudited)
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	1,253	1,563

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda. (d)	(2)	(5)

(a) SAS Desenvolvimento Educacional Ltda. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholder. The transactions are priced based on contract price at the sales date.

(b) The amounts receivable from joint venture are monetarily indexed to the Brazilian Sistema Especial de Liquidação e Custódia (SELIC) interest rate and have due date in July 2020.

(c) On January 17, 2019, the Company entered into an agreement with its associated company Geekie Desenvolvimento de Softwares S.A. (“Geekie”) buying 100,000 debentures issued at same date at par value of R$ 100.00 (hundred reais) each, totaling R$ 10,000. The debentures are due in June 2022 and bear interest of 110% of the CDI. The debentures are convertible at the option of Arco on maturity at the same mechanics of the call and put options presented in the investment agreement, as described in Note 9.

On the same date, the Company lent R$ 4,000 to Geekie Partners S.A., the controlling shareholder of Geekie, through a loan agreement with payment in June 2022, interest of 110% of the CDI, and with their entire interest on Geekie’s shares as collateral to the transaction.

The transactions totaled R$ 14,000 and has the purpose to support Geekie’s working capital needs.

(d) SAS Sistema de Ensino Ltda. had leased a facility from ASC Empreendimentos Ltda., which agreement was terminated in June 2018; SAS Livrarias Ltda. had leased a facility from OSC Empreendimentos Ltda., which agreement was also terminated in June 2018; and SAS Desenvolvimento Educacional Ltda. leases a facility from OSC Empreendimentos Ltda., which are entities under common control of the Company’s controlling shareholder.

Key management personnel compensation

Key management personnel compensation comprised the following:

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)
Short-term employee benefits	3,112	2,041
Share-based compensation plan	-	343
	3,112	2,384

For the three-month period ended March 31, 2019, there was no recognition of expenses since Arco's stock option plan is fully vested (see note 15.b).

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 15).

9	Investments and interests in other entities

(a)	Investments

(i)	Investments and interests in other entities

Reconciliation of carrying amount:

	March 31, 2019			March 31, 2018
	(unaudited)			(unaudited)
	WPensar	Geekie	Total	Total
At beginning of the period	3,237	8,625	11,862	12,654
Share of profit of equity-accounted investees	(41)	(451)	(492)	(65)
At end of the period	3,196	8,174	11,370	12,589

(ii)	Selected financial information for associates and joint ventures

	Geekie	WPensar
March 31, 2019 (unaudited)
Current assets	9,831	1,678
Non-current assets	13,187	1,505
Current liabilities	4,914	302
Non-current liabilities	10,000	1,188
Equity	8,104	1,693
Net revenue	3,726	1,254
Costs and expenses (*)	(5,978)	(1,144)
Profit (loss) for the period	(2,253)	110
March 31, 2018 (unaudited)
Net revenue	1,695	987
Costs and expenses (*)	(3,983)	(862)
Profit (loss) for the period	(2,288)	125
December 31, 2018
Current assets	5,215	1,625
Non-current assets	12,174	1,414
Current liabilities	7,681	286
Non-current liabilities	-	1,170
Equity	9,708	1,583

(*)	Comprise costs, selling and administrative expenses, finance result, other expenses and income tax and social contribution.

10	Property and equipment

Reconciliation of carrying amount:

	March 31, 2019 (unaudited)								March 31,2018 (unaudited)
	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total	Total

Cost
At beginning of the period	896	191	2,296	5,080	325	4,638	6,199	19,625	12,926
Additions	4	-	80	298	27	1,595	789	2,793	930
Disposals	(3)	-	-	(2)	-	(23)	(1,055)	(1,083)	(155)
Alienation of Escola de Aplicação São José dos Campos Ltda.	(50)	-	(201)	(51)	-	(710)	-	(1,012)	-
Write-offs	-	-	-	-	-	-	(792)	(792)	-
At end of the period	847	191	2,175	5,325	352	5,500	5,141	19,531	13,701

Depreciation
At beginning of the period	(254)	(144)	(527)	(1,910)	(100)	(1,274)	(2,069)	(6,278)	(3,847)
Depreciation charge for the period	(19)	(6)	(53)	(236)	(8)	(106)	(279)	(707)	(564)
Depreciation of disposals	-	-	-	-	11	43	927	981	17
Alienation of Escola de Aplicação São José dos Campos	10	-	34	17	-	150	-	211	-
At end of the period	(263)	(150)	(546)	(2,129)	(97)	(1,187)	(1,421)	(5,793)	(4,394)

Net book value
As of December 31, 2018	642	47	1,769	3,170	225	3,364	4,130	13,347	9,079
As of March 31 (unaudited)	584	41	1,629	3,196	255	4,313	3,720	13,738	9,307

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment for the three-month periods ended March 31, 2019 and 2018.

11	Leases

The balance sheet shows the following amounts relating to leases:

March 31, 2019
(unaudited)
Right-of-use assets
Properties	18,403
18,403

March 31, 2019
(unaudited)
Lease liabilities *
Current	(4,232)
Non-current	(17,410)
(21,642)

* For the adjustments recognized on adoption of IFRS 16 on January 1, 2019, please refer to note 2.3.

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets – Properties	Lease Liabilities
As at January 1, 2019	20,102	(22,321)
Lease modification	(559)	559
Depreciation expense	(1,140)	-
Interest expense	-	(395)
Payments	-	515
As at March 31, 2019	18,403	(21,642)

The Company recognized rent expense from short-term leases and low-value assets of R$ 578 for the three-month period ended March 31, 2019.

There were no additions to the right-of-use assets during the three-month period ended March 31, 2019.

The statement of income shows the following amounts relating to leases:

March 31, 2019
(unaudited)
Depreciation charge of right-of-use assets
Properties	1,140
1,140

March 31, 2019
(unaudited)
Interest expense
Expense relating to short-term leases (included in cost of sales and general and administrative expenses)	578

The total cash outflow for leases in 2019 was R$ 515.

12	Intangible assets

		March 31, 2019 (unaudited)										March 31,2018 (unaudited)
	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license	Trademarks	Educational platform	Non- compete agreement	In Progress	Total	Total

Cost
At the beginning of the period	89,634	15,263	23,045	36,656	12,692	2,808	19,141	21,911	1,097	2,249	224,496	195,093
Corporate restructuring (Note 2.2)	(14,597)	-	-	-	-	-	-	-	-	-	(14,597)	-
Acquisitions	-	-	-	-	2,348	826	3	6,854	-	1,461	11,492	1,855
At end of the period	75,037	15,263	23,045	36,656	15,040	3,634	19,144	28,765	1,097	3,710	221,391	196,948

Amortization
At the beginning of the period	-	(3,949)	(7,560)	(12,716)	(3,939)	(648)	(3,810)	(3,860)	(274)	-	(36,756)	(19,610)
Amortization	-	(312)	(696)	(1,526)	(1,283)	(158)	(392)	(1,875)	(54)	-	(6,296)	(3,810)
At end of the period	-	(4,261)	(8,256)	(14,242)	(5,222)	(806)	(4,202)	(5,735)	(328)	-	(43,052)	(23,420)

Net book value
At the beginning of the period	89,634	11,314	15,485	23,940	8,753	2,160	15,331	18,051	823	2,249	187,740
At end of the period (unaudited)	75,037	11,002	14,789	22,414	9,818	2,828	14,942	23,030	769	3,710	178,339	173,528

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	March 31, 2019 (unaudited)	December 31, 2018

Core	47,439	62,036
Supplemental	27,598	27,598
	75,037	89,634

Impairment test for goodwill

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2018.

There were no indications of impairment for the three-month periods ended March 31, 2019 and 2018.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

For the three-month periods ended March 31, 2019 and 2018 there were no indicatives that the Company’s intangible assets with definite lives might be impaired.

13	Financial instruments from acquisition of interests

The breakdown of contingent consideration assets and liabilities and related derivative instruments from business combinations and acquisition of investments in associates and joint ventures is as follows:

	March 31, 2019	December 31, 2018
Assets	(unaudited)
Derivative financial instruments
Investment in Geekie	19,456	23,346
Investment in WPensar	1,805	3,284
	21,261	26,630
Current	-	-
Non current	21,261	26,630

Liabilities	March 31, 2019	December 31, 2018
Derivative financial instruments	(unaudited)
Investment in Geekie	(19,767)	(22,037)
Investment in WPensar	(1,827)	(3,006)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	(54)
	(21,594)	(25,097)
Current	-	(51)
Non current	(21,594)	(25,046)

14	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable and receivable from business combination and investments in associates is as follows:

	March 31, 2019	December 31, 2018
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	(180,964)	(174,410)
Acquisition of NS Educação Ltda. (b)	(7,078)	(6,971)
	(188,042)	(181,381)
Current	(841)	(830)
Non-current	(187,201)	(180,551)

(a)	Upon acquiring control of International School, the shareholders entered into an agreement with put and call options over the remaining interest. Because the terms of the put and call options are symmetrical, the Company concluded that it is virtually certain that either the parent or the non-controlling shareholder will exercise the option because it will be in the economic interests of one of them to do so. The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 17,6%.

(b)	This amount was retained as an escrow for any losses, which will be released in annual installments from December 30, 2018 to December 30, 2022.

15	Labor and social obligations

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 4,787.

(b)	Share-based compensation plan

Arco Plan

Members of the Company’s Management participate in share based compensation plan. On February 25, 2019, one of the directors decided to exercise his stock options.

As of March 31, 2019, there were 992,517 outstanding share options (December 31, 2018: 1,091,039).

All options granted became vested as result of the IPO. As consequence, the full impact of the actual plan has been recorded in the consolidated statement of profit and in the share-based compensation reserve in equity in 2018.

The compensation expense for the Arco Plan recognized in the statement of income for the three-month period ended March 31, 2018 was R$ 340. There was no compensation expense for the three-month period ended March 31, 2019.

The following table illustrates the number and movements of share options during the period:

	Number of share options	Average exercise price per share option
Outstanding at December 31, 2018	1,091,039	12.56
Granted	-	-
Forfeited	-	-
Exercised	(98,522)	12.56
Expired	-	-
Outstanding at March 31, 2019	992,517	12.97

International School plan

There were no share options granted, forfeited, exercised and expired for the three-month period ended March 31, 2019.

The compensation expense for the International School Plan recognized in the statement of income for the three-month periods ended March 31, 2019 and 2018 was R$ 137 and R$ 137, respectively.

16	Equity

Share capital

As of March 31, 2019, the Company’s share capital is represented by 50,359,549 common shares (December 31, 2018: 50,261,027) of par value of US$ 0.00005 each, comprised by 27,658,290 Class B common shares (December 31, 2018: 27,658,290) and 22,701,259 Class A common shares (December 31, 2018: 22,602,737).

On February 25, 2019, one of the directors exercised his stock options, resulting in a capital increase of R$1,218 and 98,522 of Class A common shares.

17	Earnings per share (EPS)

Basic

Basic EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	March 31, 2019 (unaudited)			March 31, 2018 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total

Profit attributable to equity holders of the parent	13,903	16,938	30,841	18,231	22,308	40,539
Weighted average number of common shares outstanding (thousand)	22,640	27,658	50,298	22,603	27,658	50,261
Effects of dilution from:
Share-based compensation plan (thousands)	859	-		944	-

Basic earnings per share - R$	0.61	0.61		0.81	0.81
Diluted earnings per share - R$	0.59	0.59		0.77	0.78

The number of Class A and Class B common shares outstanding was retrospectively adjusted due to the issuance of new shares as a result of the IPO and the corporate reorganization, described in Note 1.

Diluted profit per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive.

18	Revenue

The Company’s net revenue is as follows:

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)
Educational content	128,905	116,619
Other	-	1,047
Taxes	-	(23)
Returns and discounts	(11,850)	(4,009)
Net revenue	117,055	113,634

	March 31, 2019			March 31, 2018
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content	99,150	17,905	117,055	97,321	14,869	112,190
Other	-	-	-	1,444	-	1,444
Total net revenue from contracts with customers	99,150	17,905	117,055	98,765	14,869	113,634
Timing of revenue recognition
Transferred at a point in time	99,150	17,905	117,055	98,765	14,869	113,634
Total net revenue from contracts with customers	99,150	17,905	117,055	98,765	14,869	113,634

The Company’s revenues from contracts with customers are all in Brazil.

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income, of R$ 1,653 and R$ 3,534 for the three-month periods ended March 31, 2019 and 2018, respectively.

Revenues tax benefits

The Company is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

19	Expenses by nature

	Three-month periods ended
	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)

Content providing	11,208	15,886
Operations personnel	2,323	4,142
Inventory reserves	2,228	2,096
Freight	3,094	859
Depreciation and amortization	2,543	855
Other	473	2,002
Cost of sales	21,869	25,840

Sales personnel	19,472	10,777
Depreciation and amortization	3,095	3,051
Sales & marketing	3,070	1,447
Customer support	7,010	3,981
Allowance for doubtful accounts	1,653	3,534
Real estate rentals	563	447
Other	1,272	1,075
Selling expenses	36,135	24,312

Corporate personnel	12,437	6,821
Third party services	4,058	2,768
Real estate rents	578	928
Travel expenses	569	533
Tax expenses	723	550
Software licenses	189	459
Share-based compensation plan	137	344
Depreciation and amortization	1,602	420
Other	539	872
General and administrative expenses	20,832	13,695

Total	78,836	63,847

20	Finance result

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)

Income from financial investments	12,063	1,599
Changes in fair value of financial investments (a)	278	-
Changes in fair value of derivative instruments (b)	3,449	1,880
Foreign exchange gains	312	-
Other	854	230
Finance income	16,956	3,709

Changes in fair value of derivative instruments (b)	(5,369)	(273)
Interest expenses (c)	(7,524)	(2,498)
Financial discounts granted	(1,066)	(703)
Bank fees	(1,080)	(80)
Interest on lease expenses	(395)	-
Other	(1,047)	(371)
Finance costs	(16,481)	(3,925)

Finance result	475	(216)

(a)	Refers to gains on financial investments measured at FVPL.

(b)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from business acquisitions and investments in associates and joint ventures.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

21	Income taxes

(a) Reconciliation of income taxes expense

	March 31, 2019	March 31, 2018
	(unaudited)	(unaudited)

Profit before income taxes	41,561	53,154
Combined statutory income taxes rate - %	34%	34%
	(14,131)	(18,072)
Income taxes at statutory rates

Reconciliation adjustments:
Share of loss of equity-accounted investees (a)	(167)	(22)
Effect of presumed profit of subsidiaries (b)	4,738	5,523
Other additions (exclusions), net	(1,160)	(192)

Income taxes expense	(10,720)	(12,763)

Effective rate	25.8%	24.0%

(a)	Refers to the effect of 34% on the share of profit of investees for the year.

(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. The variance between for the three-month periods ended March 31, 2019 and 2018 is due to the effect of presumed profit taxation of certain subsidiaries, which have a lower income tax rate but had a higher profit before income tax.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2018	Change in accounting practice	Recognized in profit or loss	Recognized in equity	As of March 31, 2019
Deferred tax assets					(unaudited)
Tax losses carryforward	4,364	-	(998)	-	3,366
Temporary differences
Financial instruments from acquisition of interests	59,166	-	4,056	-	63,222
Other temporary differences	6,585	731	7,903	-	15,219
Tax benefit from tax deductible goodwill (a)	46,314	-	(85)	5,135	51,364
Amortization of intangible assets	1,282	-	57	-	1,339
Total deferred tax assets	117,711	731	10,933	5,135	134,510
Deferred tax liabilities
Financial instruments from acquisition of interests	(18,166)	-	(1,122)	-	(19,288)
Other temporary differences	(1,463)	-	(2,279)	-	(3,742)
Total deferred tax liabilities	(19,629)	-	(3,401)	-	(23,030)
Deferred tax assets (liabilities), net	98,082	731	7,532	5,135	111,480

Deferred tax assets – non current	99,460				112,647
Deferred tax liabilities – non current	(1,378)				(1,167)

(a)	Refers to R$ 46,314 of tax benefit generated from the goodwill in the acquisition of EAS interest by GA Holding and R$ 5,135 to tax benefit generated from corporate restructuring described in Note 2.2.

As of March 31, 2019, the Company had unrecognized deferred income tax assets in the amount of R$ 1,809 (December 31, 2018: R$ 3,228) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

22	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes;

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt in for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are allocated in Brazil. Also, based on the agreements signed with schools as of March 31, 2019, none of our customers individually represented more than 5% of our total revenue.

Seasonality of operations

The Company typically delivers Core Curriculum content four times each year: in March, June, August and December. Supplemental Solutions content is delivered twice each year in June and December, typically two to three months prior to the start of each school quarter. This allows the private schools and their teachers to prepare classes in advance of each school quarter. Because revenue is recognized at the moment of delivery of the educational content, the fourth quarter results reflect the growth in the number of students from one school year to another. Consequently, the Company generally have higher revenues in the fourth quarter of the year compared to the preceding quarters.

	March 31, 2019 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	99,150	17,905	117,055	-	117,055
Cost of sales	(19,685)	(2,184)	(21,869)	-	(21,869)
Gross profit	79,465	15,721	95,186	-	95,186
Selling expenses	(29,136)	(6,999)	(36,135)	-	(36,135)
Segment profit	50,329	8,722	59,051	-	59,051
General and administrative expenses					(20,832)
Other income, net					3,359
Operating profit					41,578
Finance income					16,956
Finance costs					(16,481)
Share of loss of equity-accounted investees					(492)
Profit before income taxes					41,561
Income taxes expense					(10,720)
Profit for the period					30,841

Other disclosures
Depreciation and amortization	6,698	542	7,240	-	7,240
Investments in associates and joint ventures	11,370	-	11,370	-	11,370
Capital expenditures	13,189	1,096	14,285	-	14,285

	March 31, 2018 (unaudited)
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	98,765	14,869	113,634	-	113,634
Cost of sales	(23,559)	(2,281)	(25,840)	-	(25,840)
Gross profit	75,206	12,588	87,794	-	87,794
Selling expenses	(19,596)	(4,716)	(24,312)	-	(24,312)
Segment profit	55,610	7,872	63,482	-	63,482
General and administrative expenses					(13,695)
Other income, net					3,648
Operating profit					53,435
Finance income					3,709
Finance costs					(3,925)
Share of loss of equity-accounted investees					(65)
Profit before income taxes					53,154
Income taxes expense					(12,763)
Profit for the period					40,391

Other disclosures
Depreciation and amortization	4,021	353	4,374	-	4,374
Investments in associates and joint ventures	12,589	-	12,589	-	12,589
Capital expenditures	2,507	278	2,785	-	2,785

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the three-month periods ended March 31, 2019 and 2018.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Segment profit excludes general and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes in order to demonstrate the results without the influence of shared service center expenses or significant items of income and expenses which may have an impact on the quality of earnings such as restructuring costs, legal expenses, and impairments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
As of March 31, 2019 (unaudited)
Total assets	1,337,720	68,444	1,406,164	(1,087)	1,405,077
Total liabilities	303,779	10,961	314,740	(1,087)	313,653

As of December 31, 2018
Total assets	1,273,107	62,006	1,335,113	(235)	1,334,878
Total liabilities	254,744	10,485	265,229	(235)	264,994

23	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
March 31, 2019 (unaudited)
Cash and cash equivalents	4,357	-	4,357
Financial investments	87,077	750,300	837,377
Trade receivables	-	151,159	151,159
Financial instruments from acquisition of interests	21,261	-	21,261
	112,695	901,459	1,014,154

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2018
Cash and cash equivalents	12,301	-	12,301
Financial investments	2,370	808,789	811,159
Trade receivables	-	136,611	136,611
Financial instruments from acquisition of interests	26,630	-	26,630
	41,301	945,400	986,701

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
March 31, 2019 (unaudited)
Trade payables	-	13,970	13,970
Financial instruments from acquisition of interests	21,594	-	21,594
Accounts payable to selling shareholders	-	188,042	188,042
Lease liabilities	-	21,642	21,642
	21,594	223,654	245,248

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2018
Trade payables	-	14,845	14,845
Financial instruments from acquisition of interests	25,097	-	25,097
Accounts payable to selling shareholders	-	181,381	181,381
	25,097	196,226	221,323

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 24.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss.

Derivative instruments

The Company acquired entities under business combinations and through the acquisition of interests in associates and joint ventures. The share purchase agreements contain put and call options and forward contracts that are also measured at fair value through profit or loss.

As of and for the three-month periods ended March 31, 2019 and 2018 none of the Company’s derivatives have been designated as hedges for accounting purposes.

(ii) Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (costs) in profit or loss (loss of R$ 1,866 and gain of R$ 1,607 for the three-month periods ended in March 31, 2019 and 2018, respectively).

(b) Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	March 31, 2019	December 31, 2018
Financial assets
Cash and cash equivalents	Level 2	4,357	12,301
Financial investments	Level 2	87,077	2,370
Derivative financial instruments	Level 3	21,261	26,630

Financial liabilities
Derivative financial instruments	Level 3	21,594	25,097

As of March 31, 2019 and December 31, 2018, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;

•	the fair value of derivatives is calculated with Black & Scholes; and

•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All of the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the three-month periods ended March 31, 2019 and 2018.

Recurring fair value measurements	Financial instruments from acquisition of interests (assets)	Financial instruments from acquisition of interests (liabilities)
Balances as of December 31, 2017	12,511	(13,637)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	13
Gains recognized in statement of income	625	969
Balances as of March 31, 2018 (unaudited)	13,136	(12,655)

Balances as of December 31, 2018	26,630	(25,097)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	54
Gains (loss) recognized in statement of income	(5,369)	3,449
Balances as of March 31, 2019 (unaudited)	21,261	(21,594)

(iv) Transfers between levels 2 and 3

In the three-month periods ended March 31, 2019 and 2018, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

24	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of March 31, 2019.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies or processes for managing capital during the three-month period ended March 31, 2019.

(i)	Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of March 31, 2019 and December 31, 2018, was as follows:

	March 31, 2019	December 31, 2018
Cash and cash equivalents	3,359	3,615
Financial investments	1,312	-

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses. The IPO proceedings were received in U.S. dollar but are not expected to be maintained in such currency.

Sensitivity analysis

The sensitivity analysis as of March 31, 2019 consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of March 31, 2019 of R$ 3.8967 per US$ 1.00;

•	Scenario I - a 10% increase in the U.S. dollar exchange rate, to R$ 4.2864; and

•	Scenario II - a 10% decrease in the U.S. dollar exchange rate, to R$ 3.5070.

The table below set forth the sensitivity analysis as of March 31, 2019, for the amount of cash and cash equivalents denominated in U.S. dollar of US$ 1,199 thousand:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 3.8967	Exchange rate: R$ 4.2864	Exchange rate: R$ 3.5070
Finance income (costs)		R$ 467	R$ (467)

(ii)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve their goals, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of March 31, 2019 (unaudited)	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	-	13,970	-	-	-	13,970
Lease liabilities	-	994	3,238	17,410	-	21,642
Financial instruments from acquisition of interests	-	-	-	21,594	-	21,594
Accounts payable to selling shareholders	-	-	841	187,201	-	188,042
	-	14,964	4,079	226,205	-	245,248

(iii)	Financial counterparty risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties. To mitigate these risks, the Company adopts as practice the analysis of the financial and equity situation of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

(iv)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on financial investments.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of March 31, 2019 the CDI rate was 6.40%.

As of March 31, 2019, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

	Exposure	+10%	-10%
March 31, 2019 (unaudited)
Cash, bank deposits and cash equivalents	998	6	(6)
Financial investments	836,065	5,350	(5,350)

The Company has derivatives (calls and put options) on non-controlling interests in associates and joint ventures acquired. The fair value of these derivatives is calculated using multiple scenarios and intrinsic methods. The major inputs are: exercise price, exercise date, volatility and gross profit of the associates and joint ventures.

The Company performed evaluation of their fair value at the end of each period in order to account for any changes to it, as disclosed in Note 23. These derivatives, which are not publicly traded, have specific conditions that do not enable us to present a sensitivity analysis in relation to specific interest rates or market indexes. Also, these derivatives are part of the Company’s strategy to acquire companies directly related to our continuous growth and are considered by the Company as a deferred payment to the previous shareholders' of the acquirees.

25	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Labor	Taxes	Total
	(unaudited)	(unaudited)	(unaudited)

Balances at December 31, 2018	17	114	131
Additions	81	-	81
Reversals	(2)	-	(2)
Balances at March 31, 2019	96	114	210

As of March 31, 2019, the Company was party to lawsuits classified as possible losses totaling R$ 5,452 (R$ 5,170 as of December 31, 2018), as shown below:

	March 31, 2019	December 31, 2018
	(unaudited)
Civil (a)	4,919	4,425
Labor (b)	533	745
Total	5,452	5,170

(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

26	Transactions not involving cash

The Company carried out the non-cash activities in the three-month period ended March 31, 2019, which are not reflected in the statement of cash flows, mainly related to the corporate restructuring described in Note 2.2 and the recognition of right-of-use asses and lease liabilities as a result of the adoption of IFRS 16.

27	Subsequent events

Acquisition of EEM Licenciamento de Programas Educacionais S.A.

On April 29, 2019, the Company has entered in an agreement to acquire all the shares of EEM Licenciamento de Programas Educacionais S.A. (“EEM”). EEM is an app developer that enhances communication between schools and parents.

The acquisition price is R$ 18,324, subject to a price adjustment, due to variations in the EEM’s net debt up to the closing date. Acquisition depends of the approval from CADE, the Brazilian anti-trust agency, which is preceding condition for closing the acquisition.

Acquisition of Sistema Positivo de Ensino (“Positivo”)

On May 7, 2019, the Company announced that it has entered into a definitive agreement to acquire Sistema Positivo de Ensino (Positivo), one of the largest K-12 content providers to private schools in Brazil, for R$1,650 million in cash.

Under terms of the agreement, Arco will acquire Positivo for R$1,650 million in cash, with 50% due at the time of closing. The remaining 50% will be paid over 5 years, with no payment in 2020, 20% paid in 2021 and 2022, and 30% paid in 2023 and 2024, all adjusted by the Certificate Deposit Interbank (CDI). The acquisition has been approved by the Boards of Directors of both Arco and Positivo. The transaction is not subject to any shareholder votes, but is subject to customary closing conditions, including antitrust and other regulatory approvals.

Acquisition of Nave à Vela Ltda. (“Nave”)

On May 13, 2019, the selling shareholders of Nave, a developer of competence-based learning content and methodology, approved a capital increase through the issuance of 760 new common shares, registered and without par value, for the total subscription price of R$ 4,200, corresponding to a minority interest of 13.2% of the total amount of shares issued. After this date, the Nave will be managed by Directors and a Consulting Board, composed of three members, which one member will be indicated by the buyer and the others by the sellers.

The acquisition of the remaining 86.8% of the total capital will occur in the next three years (subject to price adjustment, by the net debt at each closing date).

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arco Platform Ltd.

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

Date: May 21, 2019